06050539

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8-51472

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 22 2006
DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 (MM/DD/YY) AND ENDING DECEMBER 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ESSEX SECURITIES, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

168 CENTRE STREET
(No. and Street)

DANVERS (CITY) MA (state) 01923 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARRY MARSOLAIS 1-800-377-7964 Ext. 129
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:

XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 01 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

OATH OR AFFIRMATION

I, Barry Marsolais

swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Essex Securities, LLC, as of December 31, 2005 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHERYL L. ROBINSON
Notary Public
Commonwealth of Massachusetts
My Commission Expires
June 14, 2007

Barry J. Marsolais
Signature

President
Title

Cheryl L. Robinson
Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (K) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

Essex Securities, LLC

Audited Financial Statements

For The Year Ended December 31, 2005

Contents

Index

*****

***

*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITORS REPORT

Essex Securities, LLC
168 Centre Street
Danvers, MA 01923

I have audited the accompanying Statement of Financial Condition of Essex Securities, LLC as of December 31, 2005, and the related Statements of Income, Changes in Members Capital, and Cash Flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Essex Securities, LLC, as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey E. Karll CPA, P.C.

January 23, 2006

Essex Securities LLC
Statement of Financial Condition
December 31, 2005

Assets

Cash	$ 257,431.69
Prepaid Insurance	38,150.00
Prepaid Licensing Fees	19,155.00
Pershing Escrow Accounts	3,458.49
Due from Global Invst. Adv	2,985.00
Equipment and organization, at cost, less Accumulated depreciation and amortization of $18,686.50	9,751.30
	$ 330,931.48

Liabilities and Members Equity

Liabilities:	
Commissions Payable	$ 959.12
NASD Reg. Fee Payable	53,020.00
Accounts Payable	150.00
	54,129.12
Members Equity:	
Members Capital	276,802.36
	$ 330,931.48

(See Accountant's Report & Accompanying Notes)

Essex Securities, LLC
Statement of Income
Twelve Months Ended December 31, 2005

	Year To Date	%
Income		
Commission Income	$ 322,857.29	72.8
Money Management Fees	120,474.72	27.2
Total Income	**443,332.01**	**100.0**
General & Administrative Exp. (See Schedule A)	532,937.16	120.2
Net Income/(Loss) From Operations	**(89,605.15)**	**-20.2**
Other Income		
Interest Income	169.74	0.0
Total Other Income	**169.74**	**0.0**
Net Income/(Loss) Before Taxes	**(89,435.41)**	**-20.2**
Provision for Income Taxes		
Total Provision for Income Taxes	**0.00**	**0.0**
Net Income/(Loss)	**($ 89,435.41)**	**-20.2**

See Accountant's Report & Accompanying Notes

Essex Securities, LLC
Statement of Income
Twelve Months Ended December 31, 2005

General & Administrative Exp.
(Schedule A)

		Year To Date	%
Advertising & Promotion	$	13,097.84	3.0
Automobile Expense		1,847.96	0.4
Commissions Expenses		282,984.04	63.8
Business Meals		2,071.83	0.5
Depreciation		3,698.00	0.8
Dues & Subscriptions		1,105.00	0.2
Fidelity Bond		4,308.00	1.0
Insurance		5,066.20	1.1
Insurance-Health		16,832.81	3.8
Licensing Fees		16,715.55	3.8
Marketing Fees		130,893.17	29.5
Office Expenses		6,854.27	1.5
Postage & Delivery		3,309.35	0.7
Professional Services		14,971.16	3.4
Printing & Reproduction		4,204.53	0.9
Rent		4,700.00	1.1
Taxes Others		500.00	0.1
User Fees		2,075.00	0.5
Storage Rent		1,002.50	0.2
Telephone		2,165.13	0.5
Travel		4,112.54	0.9
Utilities		856.28	0.2
Website & Hosting		9,566.00	2.2
Total G & A Expense	**$**	**532,937.16**	**120.2**

See Accountant's Report & Accompanying Notes

Essex Securities, LLC

Statement of Changes in Member's Capital

For The Year Ended December 31, 2005

	Members Capital
Balance at beginning of year	$ 220,744
Additions to Member's Capital	145,494
Net Profit(Loss)	(89,436)
Balance at end of year	$ 276,802

(See Accountant's Report and Accompanying Notes)

Essex Securities, LLC
Statement of Cash Flows
Twelve Months Ended December 31, 2005

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	($ 89,435.41)	
Adjustments		
Add:		
Depreciation	3,698.00	
Commissions Receivable	5,058.06	
Pershing Escrow Account	25,000.00	
Pershing Commision Rec	11,082.78	
Accounts Payable	70.13	
NASD Reg.Fee Payable	53,020.00	
Less:		
Prepaid Insurance	(36,836.14)	
Prepaid Licensing Fees	(10,010.00)	
Commissions Payable	(316.58)	
Cash from Operations		**(38,669.16)**
Cash Flows - Invested		
Furniture & Fixtures	(5,537.46)	
Computer Equipment	(4,424.48)	
Investing Cash Flows		**(9,961.94)**
Cash Flows - Financing		
Members Capital	145,493.32	
Financing Cash Flows		**145,493.32**
Cash Increase (Decrease)		**96,862.22**
Cash - Beginning of Year		
Cash-Main Checking	150,016.57	
Cash-Money Market	10,552.90	
Total Beginning of Year		**160,569.47**
Cash on Statement Date		**$ 257,431.69**

See Accountant's Report & Accompanying Notes

Essex Securities, LLC
Computation of Net Capital
December 31, 2005

Net Worth	$276,802
Less: Non Allowable Assets	73,499
Net Capital	203,303
Less: Capital Requirement	5,000
Excess Capital	$198,303
Aggregate Indebtedness	$ 54,129
Ratio of Aggregate Indebtedness To Net Capital	0.27 to 1.0
Reconciliation of Computation Of Net Capital	
Net Capital - As reported in Part IIA Focus	$193,837
Net Audit Adjustments	9,466
Net Capital, As Above	$203,303

(See Accountant's Report and Accompanying Notes)

Essex Securities, LLC
Notes to Financial Statements
For the Year Ended December 31, 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Essex Securities, LLC, is a broker/dealer that operates on a fully disclosed basis. Related commission revenue and expenses are recorded on a settlement date basis. All customer transactions are cleared through Perishing LLC on a fully disclosed basis. The company has several representatives who sell mutual funds, annuities and managed money programs.

Depreciation

The fixed assets of the company are recorded at cost. Depreceiation is recorded on the straight-line basis over the estimated useful life of the related assets. Routine repairs and maintenance are expensed as incurred. The estimated lives of the Company's assets are as follows:

Computers	5 years
Furniture & Fixtures	7 years

Income Taxes

A limited liability company is treated as a partnership for both federal and state income tax purposes. Thus, federal and state income (loss) are passed through to the members of the company, and not taxed at the company level. Therefore, no provision or liability for federal or state income taxes are required in these financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Essex Securities, LLC
Notes to Financial Statements
For the Year Ended December 31, 2004

Basis of Accounting

The Company uses the accrual method of accounting for financial and tax accounting purposes.

Concentration of Credit Risk

The Company maintaines its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2005 the company had approximately $117,511 in excess of FDIC insured limits. The company has not experienced any losses in such accounts.

2. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $203,303 at December 31, 2005, which exceed required net capital of $5,000 by $198,303. The ratio of aggregate indebtedness to net capital at December 31, 2004 was 0.27 to 1.0.

3. ADVERTISING

The company's policy is to expense the cost of advertising as it is incurred.

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

5. FAIR VALUE OF FINANCIAL STATEMENTS

The Company's financial statements are cash and cash equivalents, commissions receivable, accounts payable and commissions payable. The recorded values of cash and cash equivalents, commissions receivable, accounts payable and commissions payable approximate their fair values based on their short-term nature.

6. RELATED PARTY TRANSACTIONS

There is a loan receivable form Global Investment Advisors, an entity owned by the same members, for working capital in the amount of $2985 at December 31, 2005.

Harvey E. Karll CPA, PC

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SECTION 17A-5

Essex Securities, LLC

I have examined the financial statements of Essex Securities, LLC for the year ended December 31, 2005 and have issued my report thereon dated January 31, 2006. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control, which includes the procedures for safeguarding securities, to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

I also made a study of the practices and procedures followed by the Company in making periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c-13 or (ii) in section 4(c) of regulation T of the board of governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the objectives of the SEC described in rule 17a-5(g). The objectives of a system of practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule l7a05(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitation in any system of internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection or any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purposes described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Essex Securities, LLC taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the SEC Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequate for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the attention that would indicate that conditions of the exemption for rule 15c-3-3 had not been complied with during the period.

This report is intended solely for the use of management and the SEC and should not be used for any other purpose.

Harvey E. Karll CPA, PC

Harvey E. Karll CPA P.C.

January 31, 2006